Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

DATE OF BOARD MEETING

The board of directors (the “Board”) of Asia Satellite Telecommunications Holdings Limited (the “Company”) hereby announces that a meeting of the Board will be held at 19/F., Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on Thursday, 19 March 2009, for the purpose of, among others matters, considering and, if thought fit, approving the final results of the Company and its subsidiaries for the financial year ended 31 December 2008 and the recommendation of a final dividend.

By Order of the Board

Sue Yeung

Company Secretary

Hong Kong, 9 March 2009

As at the date of this announcement, the Board of the Company comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Sherwood DODGE (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. GUAN Yi and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.